1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date May 4, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

Reference is made to the Company’s announcement dated 27th April 2005 in which, among others, details of the Company’s acquisition of 95.67% equity interest in Yankuang Heze Power Chemical Company Limited were announced.

In respect of the Acquisition, a circular will be dispatched to the shareholders of the Company.

Reference is made to the Company’s announcement dated 27th April 2005 (the “Announcement”) in which, among others, details of the Company’s acquisition of 95.67% equity interest in Yankuang Heze Power Chemical Company Limited were announced. Terms and expressions used in the Announcement have the same meanings when used in this announcement, unless otherwise stated.

Pursuant to the Hong Kong Listing Rules, the Acquisition is subject to the approval of the Independent Shareholders. A circular containing, among other things, details of the Acquisition, a letter from an independent financial adviser containing its advice to the Independent Board Committee on the Acquisition, the recommendation of the Independent Board Committee regarding the Acquisition to the Independent Shareholders and a notice of the SGM will be dispatched to the shareholders of the Company.

DEFINITION

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Independent Board Committee” an independent committee of the Directors appointed to advise the Independent Shareholders in respect of the Acquisition

“Independent Shareholders” shareholders of the Company, other than the Parent Company

“SGM” the special general meeting of the Company proposed to be convened for the approval of, among other things, the Acquisition

Note: As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 28th April 2005

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 3310

•	Contact person: Chen Guangshui, Secretary

•	Website: http://www.yanzhoucoal.com.cn